UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Investor Briefing




8 January 2003

   Investor briefing: 'No Child Left Behind' and Pearson's US School business

Pearson, the international media company, is today holding a briefing for investors on its US School business. It's a year to the day since President Bush signed the 'No Child Left Behind' education Act, which he described as the cornerstone of his Administration. The Act is ushering in the biggest changes in federal education policy for more than 30 years.

Sandy Kress, former education adviser to President Bush and now an adviser to Pearson, will outline the policy framework for the Act, and what it means for schools and educators. Peter Jovanovich, chief executive of Pearson Education, will talk about how Pearson will benefit from the new opportunities created by the Act.

Pearson released its 2002 year end trading update on 13 December and will announce its preliminary results for 2002 on 3 March, 2003.

Ends

For more information: John Fallon/ Luke Swanson                + 44 (0) 20 7010
2310

Notes to editors

A live audiocast of the investor briefing will be available at 1630 at www.pearson.com. The archived audiocast will be available later in the day.

Video interviews with Marjorie Scardino, Sandy Kress and Peter Jovanovich will be available at www.pearson.com from 0700 on Thursday 9 January.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 08 January 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary